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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D/A


                   Under the Securities Exchange Act of 1934
                           (Amendment No.    6    )*
                                          --------



                                Reading Company
                                ---------------
                               (Name of Issuer)


                Class A Common Stock, par value $.01 per share
                ----------------------------------------------
                        (Title of Class of Securities)


                                  755332-50-9
                         -----------------------------
                                (CUSIP Number)

                S. Craig Tompkins, President, Craig Corporation
550 South Hope Street, Suite 1825, Los Angeles, California 90071   (213)239-0555
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                               December 4, 1995
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


-----------------------                                  ---------------------
  CUSIP NO. 755332-50-9                                    Page 2 of 8 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      CRAIG CORPORATION

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4          WC


------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(E)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            2,428,676

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,428,676

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,428,676

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      49.0

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                                               Page 3 of 7 Pages

  This Amendment No. 6 amends and supplements Amendment No. 5 of the Schedule 13D, as previously amended (as so amended, the "Schedule 13D"), filed by Craig Corporation, a Delaware corporation ("Craig"), relating to beneficial holdings of shares of Class A Common Stock, $0.01 par value per share of Reading Company, a Pennsylvania corporation ("Reading").

  ITEM 1.  SECURITY AND ISSUER.
           -------------------

  Following is the text of Item 1 of the Schedule as restated and amended by this Amendment No. 6.

  This Statement relates to the shares of Class A Common Stock, par value $.01 per share (the "Reading Class A Stock" or the "Shares") of Reading, with its principal executive offices located at One Penn Square West, 30 South Fifteenth Street, Suite 1300, Philadelphia, Pennsylvania 19102.


  ITEM 2.  IDENTITY AND BACKGROUND.
           -----------------------

  Following is the text of Item 2 of the Schedule as restated and amended by this Amendment No. 6.

  (a), (b) and (c) This Amendment No. 6 to the Statement is being filed by Craig Corporation, a Delaware corporation ("Craig"). The address of Craig's principal business is 550 S. Hope Street, Suite 1825, Los Angeles, California 90071. The principal business of Craig is the ownership and strategic management of its significant holdings, which include ownership interests in Stater Bros. Holdings Inc., Citadel Holding Corporation ("Citadel") and Reading.

  Set forth below is a list of the names, business addresses and principal occupations of the executive officers and directors of Craig, each person controlling Craig and the executive officers and directors or general partners of each such person.

Executive officers and directors of Craig Corporation:

Name and                               Business                      Present Principal
Office                                 Address                           Occupation
-------------------------   ------------------------------   ----------------------------------
James J. Cotter             550 S. Hope Street, Suite 1825   Chairman of the Board of Craig,
Chairman of the Board       Los Angeles, CA 90071            Reading and Citadel, and
                                                             Executive Vice President of the
                                                             Decurion Corporation

S. Craig Tompkins           550 S. Hope Street, Suite 1825   President of Craig and Reading,
President and               Los Angeles, CA 90071            Vice Chairman of the Board,
Director                                                     Secretary and Principal
                                                             Accounting Officer of Citadel,
                                                             and a member of the Board of
                                                             Directors of Reading and Citadel

                                                               Page 4 of 7 Pages

Name and                               Business                      Present Principal
Office                                 Address                           Occupation
-------------------------   ------------------------------   ----------------------------------
William D. Gould            1801 Century Park E., 16th Fl.   Attorney at law, member of law
Director                    Los Angeles, CA 90067            firm of Troy & Gould Professional
                                                             Corporation and Director of
                                                             Citadel

Edward L. Kane              7405 High Ave.                   Director of Reading
Director                    La Jolla, CA 92037

Gerald P. Laheney           1101 Brickell Ave., Suite 1401   Portfolio Manager, Investment
Director                    Miami, FL 33131                  Resources International, and a
                                                             Director of Reading

Ralph B. Perry III          523 W. Sixth Street, Ste 1130    Attorney at law, member of law
Director                    Los Angeles, CA 90014            firm of Graven, Perry, Block,
                                                             Brody & Qualls, a Professional
                                                             Corporation and a Director of
                                                             Reading

Robin Skophammer            550 S. Hope Street, Suite 1825   Chief Financial Officer and
Chief Financial             Los Angeles, CA 90071            Treasurer of Craig
Officer and Treasurer

Persons Controlling Craig Corporation:

  James J. Cotter has sole voting power as to 1,079,822 shares of the Common Stock of Craig owned of record by Mr. Cotter, and shared voting power, as a general partner, as to 617,438 shares owned of record by Hecco Ventures I, a general partnership. In addition, Mr. Cotter has a beneficial interest in 300,000 shares of Common Stock pursuant to an exercisable stock option. Such shares of Craig Common Stock aggregate 1,997,260 shares, representing approximately 43.5% of the issued and outstanding shares of Common Stock.

  In addition, Mr. Cotter has sole voting power with respect to 77,500 shares of Class A Common Preference Stock of Craig ("Class A Stock") and has shared voting power as a general partner with respect to 51,700 shares of Class A Stock owned by Hecco Ventures I, which shares represent in the aggregate approximately 7.9% of the issued and outstanding shares of Class A Stock. As such, Mr. Cotter may be deemed to be a controlling person of Craig. For information concerning Mr. Cotter, see above.

  (d) During the past five years, no person listed above has been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors).

  (e) During the past five years, no person listed above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities

                                                               Page 5 of 7 Pages

subject to, federal or state securities laws or finding any violation with respect to such laws.

  (f) Each natural person listed above is a citizen of the United States.


  ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
           -------------------------------------------------

  Item 3 of the Schedule is hereby amended by this Amendment No. 6 to add the following:

  The source of funds for Craig's purchase of 116,019 shares of Reading's Class A Stock is working capital. The total net consideration amounted to approximately $1,025,455.

  ITEM 4.  PURPOSE OF TRANSACTION.
           ----------------------

  Item 4 of the Schedule is hereby amended by this Amendment No. 6 to add the following:

  Reading and Craig have formed Reading International Cinemas LLC, a Delaware limited liability company (the "LLC") and have entered into an agreement with respect to the LLC. The LLC, which is owned equally by Reading and Craig, was formed to develop, own, lease and operate (through one or more intermediate entities) motion picture exhibition theaters in Australia.

  Craig may from time to time consider and discuss with management of Reading other joint acquisitions or other transactions with Reading relating to the "beyond the home" entertainment sector or other lines of business that may be pursued by Reading, which could include transactions of the sort described in paragraphs (a) through (j) of Item 4 of Schedule 13D ("Covered Transactions"). Except as described in this Item 4, however, there is no present plan or proposal by Craig with respect to any Covered Transaction.

  The officers and directors of Craig who also serve as officers or directors of Reading (the "Common Management") may from time to time have information with respect to and be involved in decision making with respect to possible Covered Transactions of Reading. To the extent that any Covered Transaction is developed or proposed by or on behalf of Reading or others, rather than by Craig, Craig does not intend to make preemptive disclosure of such matters in filings on Schedule 13D based upon the knowledge or involvement of the Common Management. Given the dual capacities of the Common Management and the resulting importance of independent Craig Board approval of any Covered Transaction involving Reading, it is unlikely that any plan or proposal of Reading for a Covered Transaction involving Craig may be properly characterized as a plan

                                                               Page 6 of 7 Pages

or proposal of Craig absent appropriate action of the Board of Directors of Craig. Accordingly, the absence of any disclosure of possible Covered Transactions by Craig should not be interpreted as an indication that no Covered Transaction is being considered or acted upon by Reading at any given point in time.

  Craig may from time to time purchase additional shares of Reading Class A Stock for investment purposes, however, Craig does not currently intend to increase its share ownership percentage to more than 49.9% (an additional 46,975 shares).

  ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER.
           ----------------------------------------

  Item 5 of the Schedule is hereby amended by this Amendment No. 6 to add the following:

  5(a). See Items 11 and 13 of the Cover Page concerning the securities of Reading beneficially owned by Craig.

  5(b). See Items 7, 8, 9 and 10 of the Cover Page concerning the calculation of the combined voting power represented by the securities of Reading beneficially owned by Craig.

  Craig has engaged in the following transactions in Class A Stock of Reading, all of which were effectuated in the over-the-counter market:

            Date        Shares Purchased   Price Per Share
         ---------      ----------------   ---------------

           3/31/93           1,000            $ 10.25
           5/10/93          21,300            $10.125
           9/19/95          10,300            $  9.75
           9/20/95           5,000            $  9.50
           9/21/95          17,719            $9.6074
          10/11/95           7,500            $  9.50
          10/12/95           8,300            $  8.75
          12/05/95          36,900            $ 9.125

  In addition, on December 4, 1995, Craig agreed to purchase 8,000 shares of Reading Class A Stock from Ralph B. Perry III, a director of Craig and Reading, in a private transaction at a price of $9.00 per share.

  ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
            -------------------------------------------------------------
            RESPECT TO SECURITIES OF THE ISSUER.
            -----------------------------------

  Item 6 of the Schedule is hereby amended by this Amendment No. 6 to add the following:

                                                               Page 7 of 7 Pages

  As of the date of this Amendment No. 6 there are no contracts, arrangements, understandings or relationships with respect to the securities of Reading requiring disclosure herein.


  ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
           --------------------------------

  None.


                                   SIGNATURES
                                   ----------


  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  December 9, 1995              CRAIG CORPORATION
                                      a Delaware corporation



                                      By: /s/ Robin Skophammer
                                          -----------------------
                                          Robin Skophammer
                                          Chief Financial Officer